Wedbush Securities Inc.
Statement of Financial Condition
As of June 30, 2016

Assets

Cash and cash equivalents	$	13,650,000
Cash and securities segregated for the benefit of clients		2,407,081,000
Receivables		
Brokers, dealers, and clearing organizations		504,634,000
Clients, less reserves of $5,418,000		539,751,000
Securities borrowed		2,785,720,000
Other		28,430,000
Securities purchased under agreements to resell		134,704,000
Securities owned, at fair value		82,918,000
Deferred tax assets		17,422,000
Exchange memberships and other assets		17,424,000
Total assets		**6,531,734,000**

Liabilities and shareholder's equity

Short-term financing		123,000,000
Payables		
Brokers, dealers, and clearing organizations		31,469,000
Clients		3,462,510,000
Securities loaned		2,480,494,000
Securities sold under repurchase agreements		108,276,000
Securities sold, not yet purchased, at fair value		11,212,000
Accounts payable and accrued liabilities		63,586,000
Total liabilities		**6,280,547,000**

Shareholder's equity

Common shares, $0.10 stated value; authorized 20,000,000 shares; 7,000,000 shares issued and outstanding		700,000
Parent treasury shares, 109,651 shares		(1,885,000)
Additional paid-in capital		12,041,000
Retained earnings		240,331,000
Total shareholder's equity		**251,187,000**
Total liabilities and shareholder's equity	$	**6,531,734,000**

See accompanying notes to statement of financial condition